UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Emerald Holding, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29103W104

(CUSIP Number)

Andrea E. Daly, Esq.

c/o Onex Corporation

161 Bay Street P.O. Box 700

Toronto, ON, Canada M5J 2S1

+1 (416) 362-7711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92766K106	13D	Page 1 of 38 pages

1	Names of Reporting Persons Onex Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 121,453,277
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 121,453,277

11	Aggregate Amount Beneficially Owned by Each Reporting Person 121,453,277
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.0%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 2 of 38 pages

1	Names of Reporting Persons Gerald W. Schwartz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 121,923,860
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 121,923,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person 121,923,860
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.3%
14	Type of Reporting Person IN

CUSIP No. 92766K106	13D	Page 3 of 38 pages

1	Names of Reporting Persons Onex Partners III LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 33,135,329
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 33,135,329

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,135,329
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.6%
14	Type of Reporting Person PN

CUSIP No. 92766K106	13D	Page 4 of 38 pages

1	Names of Reporting Persons Onex Partners III GP LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 35,039,404
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,039,404

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,039,404
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.9%
14	Type of Reporting Person PN

CUSIP No. 92766K106	13D	Page 5 of 38 pages

1	Names of Reporting Persons Onex US Principals LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 423,159
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 423,159

11	Aggregate Amount Beneficially Owned by Each Reporting Person 423,159
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person PN

CUSIP No. 92766K106	13D	Page 6 of 38 pages

1	Names of Reporting Persons Onex Partners III PV LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 420,116
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 420,116

11	Aggregate Amount Beneficially Owned by Each Reporting Person 420,116
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person PN

CUSIP No. 92766K106	13D	Page 7 of 38 pages

1	Names of Reporting Persons Onex Expo SARL
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,125,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,125,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,125,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.6%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 8 of 38 pages

1	Names of Reporting Persons Onex Partners III Select LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 106,562
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 106,562

11	Aggregate Amount Beneficially Owned by Each Reporting Person 106,562
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 92766K106	13D	Page 9 of 38 pages

1	Names of Reporting Persons Onex Advisor Subco III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 470,583
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 470,583

11	Aggregate Amount Beneficially Owned by Each Reporting Person 470,583
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92766K106	13D	Page 10 of 38 pages

1	Names of Reporting Persons Onex Partners Manager GP ULC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 35,039,404
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,039,404

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,039,404
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.9%
14	Type of Reporting Person OO (Unlimited Liability Company)

CUSIP No. 92766K106	13D	Page 11 of 38 pages

1	Names of Reporting Persons Onex Partners Manager LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 35,039,404
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,039,404

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,039,404
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.9%
14	Type of Reporting Person PN

CUSIP No. 92766K106	13D	Page 12 of 38 pages

1	Names of Reporting Persons Onex Partners GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 35,039,404
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,039,404

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,039,404
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.9%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 13 of 38 pages

1	Names of Reporting Persons Onex Private Equity Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,548,345
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,548,345

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,548,345
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92766K106	13D	Page 14 of 38 pages

1	Names of Reporting Persons Onex American Holdings GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 423,159
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 423,159

11	Aggregate Amount Beneficially Owned by Each Reporting Person 423,159
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92766K106	13D	Page 15 of 38 pages

1	Names of Reporting Persons Onex American Holdings Subco LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,125,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,125,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,125,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92766K106	13D	Page 16 of 38 pages

1	Names of Reporting Persons OAH Wind LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,125,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,125,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,125,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92766K106	13D	Page 17 of 38 pages

1	Names of Reporting Persons Expo EI LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,125,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,125,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,125,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92766K106	13D	Page 18 of 38 pages

1	Names of Reporting Persons Expo EI II LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,125,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,125,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,125,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92766K106	13D	Page 19 of 38 pages

1	Names of Reporting Persons Expo EI III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 11,125,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,125,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,125,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92766K106	13D	Page 20 of 38 pages

1	Names of Reporting Persons 1597257 Ontario Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 470,583
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 470,583

11	Aggregate Amount Beneficially Owned by Each Reporting Person 470,583
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 21 of 38 pages

1	Names of Reporting Persons New PCo II Investments Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 470,583
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 470,583

11	Aggregate Amount Beneficially Owned by Each Reporting Person 470,583
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person OO (Limited Company)

CUSIP No. 92766K106	13D	Page 22 of 38 pages

1	Names of Reporting Persons Onex Partners Canadian GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 74,865,528
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 74,865,528

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,865,528
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 51.2%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 23 of 38 pages

1	Names of Reporting Persons Onex Partners V GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 74,865,528
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 74,865,528

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,865,528
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 51.2%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 24 of 38 pages

1	Names of Reporting Persons OPV Gem Aggregator LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 74,865,528
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 74,865,528

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,865,528
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 51.2%
14	Type of Reporting Person PN

CUSIP No. 92766K106	13D	Page 25 of 38 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Emerald Holding, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 31910 Del Obispo Street, Suite 200, San Juan Capistrano, CA 92675.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Onex Corporation;

Gerald W. Schwartz;

Onex Partners III LP;

Onex Partners III GP LP;

Onex US Principals LP;

Onex Partners III PV LP;

Onex Expo SARL;

Onex Partners III Select LP;

Onex Advisor Subco III LLC;

Onex Partners Manager GP ULC;

Onex Partners Manager LP;

Onex Partners GP Inc.;

Onex Private Equity Holdings LLC;

Onex American Holdings GP LLC;

Onex American Holdings Subco LLC;

OAH Wind LLC;

Expo EI LLC;

Expo EI II LLC;

Expo EI III LLC;

1597257 Ontario Inc.;

New PCo II Investments Ltd.;

Onex Partners Canadian GP Inc.;

Onex Partners V GP Limited; and

OPV Gem Aggregator LP (“Gem Aggregator”).

Onex Corporation, Onex Partners Manager GP ULC, 1597257 Ontario Inc., New PCo II Investments Ltd. and Onex Partners Canadian GP Inc. are each organized under the laws of Ontario, Canada. Onex Expo SARL is organized under the laws of Luxembourg. Mr. Gerald W. Schwartz is a citizen of Canada. Onex Partners V GP Limited, and Gem Aggregator are organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the state of Delaware.

CUSIP No. 92766K106	13D	Page 26 of 38 pages

The address for the principal business office of each of Onex Corporation, 1597257 Ontario Inc., New PCo II Investments Ltd., Onex Advisor Subco III LLC and Mr. Gerald W. Schwartz is 161 Bay Street P.O. Box 700, Toronto, ON, Canada M5J 2S1. The address for the principal business office of each of Onex Partners III LP, Onex Partners III GP LP, Onex Partners GP Inc., Onex Partners Manager GP ULC, Onex Partners Manager LP, Onex Partners III PV LP, Onex Partners Select LP, Onex Partners V GP Limited, and Gem Aggregator is 712 Fifth Avenue, New York, NY 10019. The address for the principal business office of each of Onex US Principals LP, Onex Private Equity Holdings LLC, Onex American Holdings GP LLC, Onex American Holdings Subco LLC, OAH Wind LLC, Expo EI LLC, Expo EI II LLC and Expo EI III LLC is 165 W Center Street, Suite 401, Marion, OH 43302. The address for the principal business office of Onex Expo SARL is 6C Rue Gabriel Lippman, L-5365 Munsbach, Grand Duchy of Luxembourg.

The principal occupation of Mr. Schwartz is President and Chief Executive Officer of Onex Corporation. The principal business of each of the other Reporting Persons is investing in securities, including the securities of the Issuer.

Information with respect to the directors and officers of Onex Partners V GP Limited, Onex Corporation, Onex Expo SARL, Onex Advisor Subco III LLC, Onex Partners Manager GP ULC, Onex Partners GP Inc., Onex Private Equity Holdings LLC, Onex American Holdings GP LLC, Onex American Holdings Subco LLC, OAH Wind LLC, Expo EI LLC, Expo EI II LLC, Expo EI III LLC, 1597257 Ontario Inc., New PCo II Investments Ltd. and Onex Partners Canadian GP Inc. (collectively, the “Related Persons”), including the name, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference. The business address for each of the Related Persons is the principal business office of the Reporting Person each Related Person serves.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 29, 2020, Gem Aggregator, acquired 47,058,332 shares of Series A Convertible Participating Preferred Stock (“Series A Preferred Stock”) from the Issuer for an aggregate purchase price of $263,526,659. Gem Aggregator obtained the funds for the purchase of the Series A Preferred Stock through capital contributions from its partners, which in turn used working capital and capital contributions from their respective partners, members and equity holders to fund such contributions.

Onex Partners III LP, Onex Partners III GP LP, Onex US Principals LP, Onex Partners III PV LP, Onex Expo SARL, Onex Partners III Select LP and Onex Advisor Subco III LLC (together, the “Fund III Investors”) acquired the Common Stock now held by them on June 17, 2013, when they acquired the predecessor of the Issuer in a transaction valued at approximately $950 million, including an equity investment in the form of cash consideration provided by the Fund III Investors of approximately $350 million. The Fund III Investors obtained the funds for the equity investment made in connection with the purchase of the Issuer through capital contributions from their respective partners, members and equity holders, which in turn used working capital and capital contributions from their respective partners, members and equity holders to fund such contributions.

CUSIP No. 92766K106	13D	Page 27 of 38 pages

Item 4.	Purpose of Transaction.

Investment Agreement

On June 29, 2020, Gem Aggregator, acquired 47,058,332 shares of Series A Preferred Stock from the Issuer for an aggregate purchase price of $263,526,659 pursuant to an investment agreement by and between the Issuer and Onex Partners V LP (the “Investment Agreement”). The Series A Preferred Stock is governed by the Certificate of Designations for Series A Convertible Participating Preferred Stock, filed by the Issuer with the Delaware secretary of state on June 26, 2020 (the “Certificate of Designation”).

Series A Preferred Stock

Each share of Series A Preferred Stock has an initial liquidation preference of $5.60 (the “Series A Price”), which liquidation preference accretes at a rate of 7.0% per annum, compounded quarterly, in-kind for the first 12 quarters following its issuance, and thereafter will be paid either in cash or in-kind at the Issuer’s option. Upon liquidation or dissolution of the Issuer, the holders of Series A Preferred Stock are entitled to receive the greater of (a) the accreted liquidation preference, and (b) the amount the holders of Series A Preferred Stock would have received if they had converted their Series A Preferred Stock into Common Stock immediately prior to such liquidation or dissolution. Holders of Series A Preferred Stock are also entitled to participate in and receive any dividends declared or paid on the Issuer’s Common Stock on an as-converted basis, and no dividends may be paid to holders of Common Stock unless the aggregate accreted dividend on the Series A Preferred Stock has been paid or holders of a majority of the outstanding Series A Preferred Stock have consented to such dividends.

The Series A Preferred Stock is currently exercisable and may be converted at the option of the holder thereof into a number of shares of Common Stock equal to the (a) amount of the accreted liquidation preference, divided by (b) the applicable conversion price. The initial conversion price of the Series A Preferred Stock is $3.52 per share, subject to customary anti-dilution adjustments. Subject to certain conditions, after three years from issuance, the Issuer may require conversion of all or a portion of the outstanding shares of Series A Preferred Stock if the closing price of the Issuer’s Common Stock exceeds 175% of the conversion price of the Series A Preferred Stock for a period of 20 consecutive trading days.

Holders of the Series A Preferred Stock are entitled to vote, on an as-converted basis, with holders of the Common Stock on all matters submitted to a vote of holders of Common Stock.

Certain matters require the approval of holders of a majority of the Series A Preferred Stock, including (i) amendments to the Issuer’s organizational documents in a manner adverse to the Series A Preferred Stock, (ii) the creation or issuance of senior or parity equity securities or (iii) the issuance of any convertible indebtedness, other class of preferred stock or other equity securities in each case with rights to payments or distributions in which the Series A Preferred Stock would not participate on a pro-rata, as-converted basis.

CUSIP No. 92766K106	13D	Page 28 of 38 pages

In addition, for so long as the Series A Preferred Stock represents more than 30% of the outstanding Common Stock on an as-converted basis, without the approval of a majority of the directors elected by the holders of the Series A Preferred Stock, the Issuer may not (i) incur new indebtedness to the extent certain financial metrics are not satisfied, (ii) redeem or repurchase any equity securities junior to the Series A Preferred Stock, (iii) enter into any agreement for the acquisition or disposition of assets or businesses involving a purchase price in excess of $100 million, (iv) hire or terminate the chief executive officer of the Issuer or (v) make a voluntary filing for bankruptcy or commence a dissolution of the Issuer.

Director Designation Rights

Pursuant to the Certificate of Designation, for so long as the Series A Preferred Stock represents a minimum percentage of the outstanding shares of Common Stock on an as-converted basis as described below, the holders of the Series A Preferred Stock have the following rights to representation on the Issuer’s board of directors (the “Board”):

Minimum Percentage	Board Representation
50%	5 directors
40%	4 directors
30%	3 directors
20%	2 directors
10%	1 director

At all times, however, the Board will have at least two directors elected by the holders of the Issuer’s Common Stock and the Series A Preferred Stock, voting together on an as-converted basis and whenever the Minimum Percentage is below 40%, at least a majority of the Board seats will be elected by the holders of the Issuer’s Common Stock and the Series A Preferred Stock, voting together on an as-converted basis. In addition, for so long as the minimum percentage is greater than 50%, the size of the Board may not be increased to more than 9 seats, or decreased, without the approval of a majority of the directors elected by the holders of the Series A Preferred Stock. All decisions of the Board with respect to the exercise or waiver of the Issuer’s rights relating to the Series A Preferred Stock are required to be determined by a majority of a majority of the Issuer’s directors that are not employees of the Issuer or affiliated with Gem Aggregator (“Unaffiliated Directors”), or a committee of Unaffiliated Directors.

Backstop Commitment

Pursuant to the Investment Agreement, the Issuer has agreed to effect a rights offering (the “Rights Offering”) to holders of its outstanding Common Stock of one non-transferable subscription right for each share of Common Stock held by such holders, with each right entitling the holder to purchase one share of Series A Preferred Stock at the Series A Price per share. Gem Aggregator (in its capacity as assignee of Onex Partners V LP) agreed that it will purchase additional shares of Series A Preferred Stock (if any) not subscribed for in the rights offering by such holders, up to 24,388,014 shares, which is the aggregate amount of Series A Preferred Stock offered by the Issuer to such holders in the Rights Offering.

CUSIP No. 92766K106	13D	Page 29 of 38 pages

Stockholder Agreements

As part of the transactions contemplated by the Investment Agreement, on June 29, 2020, Onex Partners III LP, Onex Partners III GP LP, Onex US Principals LP, Onex Partners III PV LP, ONEX EXPO SARL, Onex Partners III Select LP, Onex Advisor Subco III LLC, Onex Partners V LP, and Gem Aggregator (the “Onex Stockholders”) entered into letter agreements with the Issuer (the “Stockholder Letter Agreements”) pursuant to which the Onex Stockholders agreed that, until the date on which (x) the Onex Stockholders and certain of their affiliates (the “Onex Group”) beneficially own less than 20% of the Issuer’s total outstanding Common Stock on an as-converted basis and (y) there are no representatives of the Onex Group serving as directors on the Board, no member of the Onex Group will, without the consent of a majority of Unaffiliated Directors or a committee of Unaffiliated Directors, (i) acquire any Common Stock or other equity securities of the Issuer (subject to certain customary exceptions), (ii) propose, commence or participate in any merger, acquisition, tender offer, exchange offer, asset sale transaction or other business combination involving the Issuer or (iii) propose or support a deregistration under the Securities Exchange Act of 1934 or the delisting of the Issuer’s Common Stock from the New York Stock Exchange.

The foregoing description of the Stockholder Letter Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholder Letter Agreements, which are attached as exhibits hereto and incorporated herein by reference.

Registration Rights Agreements

As part of the transactions contemplated by the Investment Agreement, on June 29, 2020, the Issuer and Gem Aggregator entered into a registration rights agreement (the “Gem Aggregator Registration Rights Agreement”), whereby Gem Aggregator is entitled to certain demand and piggyback registration rights in respect of the Series A Preferred Stock and the shares of Common Stock issuable upon conversion thereof.

The Fund III Investors also have certain demand and piggyback registration rights in respect of the shares of Common Stock held by such investors pursuant to a Registration Rights Agreement, dated July 19, 2013, among the Issuer’s predecessor, the Fund III Investors, and certain members of the Issuer’s management party thereto from time to time (the “Fund III Registration Rights Agreement” and, together with the Gem Aggregator Registration Rights Agreement, the “Registration Rights Agreements”).

The foregoing description of the Registration Rights Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreements, which are attached as exhibits hereto and incorporated herein by reference.

CUSIP No. 92766K106	13D	Page 30 of 38 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Investment Agreement and the Stockholder Letter Agreements, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreements. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 92766K106	13D	Page 31 of 38 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 146,311,874 shares of Common Stock outstanding, which includes 71,446,346 shares of Common Stock outstanding as of June 29, 2020 and 74,865,528 shares of Common Stock issuable upon conversion of 47,058,332 shares of Series A Preferred Stock held of record by Gem Aggregator.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Onex Corporation	121,453,277	83.0%	0	121,453,277	0	121,453,277
Gerald W. Schwartz	121,923,860	83.3%	0	121,923,860	0	121,923,860
Onex Partners III LP	33,135,329	22.6%	0	33,135,329	0	33,135,329
Onex Partners III GP LP	35,039,404	23.9%	0	35,039,404	0	35,039,404
Onex US Principals LP	423,159	0.3%	0	423,159	0	423,159
Onex Partners III PV LP	420,116	0.3%	0	420,116	0	420,116
Onex Expo SARL	11,125,186	7.6%	0	11,125,186	0	11,125,186
Onex Partners III Select LP	106,562	0.1%	0	106,562	0	106,562
Onex Advisor Subco III LLC	470,583	0.3%	0	470,583	0	470,583
Onex Partners Manager GP ULC	35,039,404	23.9%	0	35,039,404	0	35,039,404
Onex Partners Manager LP	35,039,404	23.9%	0	35,039,404	0	35,039,404
Onex Partners GP Inc.	35,039,404	23.9%	0	35,039,404	0	35,039,404
Onex Private Equity Holdings LLC	11,548,345	7.9%	0	11,548,345	0	11,548,345
Onex American Holdings GP LLC	423,159	0.3%	0	423,159	0	423,159
Onex American Holdings Subco LLC	11,125,186	7.6%	0	11,125,186	0	11,125,186
OAH Wind LLC	11,125,186	7.6%	0	11,125,186	0	11,125,186
Expo EI LLC	11,125,186	7.6%	0	11,125,186	0	11,125,186
Expo EI II LLC	11,125,186	7.6%	0	11,125,186	0	11,125,186
Expo EI III LLC	11,125,186	7.6%	0	11,125,186	0	11,125,186
1597257 Ontario Inc.	470,583	0.3%	0	470,583	0	470,583
New PCo II Investments Ltd.	470,583	0.3%	0	470,583	0	470,583
Onex Partners Canadian GP Inc.	74,865,528	51.2%	0	74,865,528	0	74,865,528
Onex Partners V GP Limited	74,865,528	51.2%	0	74,865,528	0	74,865,528
OPV Gem Aggregator LP	74,865,528	51.2%	0	74,865,528	0	74,865,528

The securities reported in the table above includes 33,135,329, 1,377,397, 423,159, 420,116, 11,125,186, 106,562, 470,583 shares of Common Stock held of record by Onex Partners III LP, Onex Partners III GP LP, Onex US Principals LP, Onex Partners III PV LP, Onex Expo SARL, Onex Partners III Select LP and Onex Advisor Subco III LLC, respectively. Also includes 74,865,528 shares of Common Stock issuable upon conversion of 47,058,332 shares of Series A Preferred Stock held of record by Gem Aggregator.

CUSIP No. 92766K106	13D	Page 32 of 38 pages

Onex Corporation, a corporation whose subordinated voting shares are traded on the Toronto Stock Exchange, and/or Mr. Gerald W. Schwartz, may be deemed to beneficially own the Common Stock held by (a) Onex Partners III LP, through Onex Corporation’s indirect ownership or control of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III LP, (b) Onex Partners III GP LP, through Onex Corporation’s ownership of all of the equity of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, (c) Onex US Principals LP, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP, (d) Onex Partners III PV LP, through Onex Corporation’s indirect ownership or control of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III PV LP, (e) Onex Expo SARL, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of (i) Onex American Holdings Subco LLC, which in turn holds all of the equity of OAH Wind LLC, which owns approximately 95% of the outstanding equity of Onex Expo SARL, and (ii) all of the outstanding equity of each of Expo EI LLC and Expo EI II LLC which, through their collective ownership of Expo EI III LLC, own the remaining outstanding equity of Onex Expo SARL, (f) Onex Partners III Select LP, through Onex Corporation’s indirect ownership or control of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III Select LP, (g) Onex Advisor Subco III LLC, through Gerald W. Schwartz’s indirect control of 1597257 Ontario Inc., which owns all of the voting equity of New PCo II Investments Ltd., which owns all of the equity interest of Onex Advisor Subco LLC which in turn owns all of the equity of Onex Advisor Subco III LLC, and (h) Gem Aggregator, through Onex Corporation’s ownership of all of the equity of Onex Partners Canadian GP Inc., which owns all of the equity of Onex Partners V GP Limited, which is the general partner of Gem Aggregator.

In addition, Mr. Gerald W. Schwartz may be deemed to beneficially own the shares of Common Stock held of record by Onex Advisor Subco III LLC, through Mr. Schwartz’s indirect control of 1597257 Ontario Inc., which owns all of the voting equity of New PCo II Investments Ltd., which owns all of the equity interest of Onex Advisor Subco III LLC.

Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to beneficially own all of the Common Stock beneficially owned by Onex Corporation. Mr. Schwartz disclaims any such beneficial ownership.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 92766K106	13D	Page 33 of 38 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Investment Agreement, the Registration Rights Agreements and the Stockholders Letter Agreements, and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Powers of Attorney.

3	Investment Agreement, dated as of June 10, 2020, by and among the Issuer and Onex Partners V LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 11, 2020).

4	Registration Rights Agreement, dated as of June 29, 2020, by and among Emerald Holding, Inc. and OPV Gem Aggregator LP (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed June 30, 2020).

5	Registration Rights Agreement, dated July 19, 2013, Expo Event Holdco, Inc., Onex American Holdings II LLC, Expo EI LLC, Expo EI II LLC, Onex US Principals LP, Onex Advisor III LLC, Onex Partners III LP, Onex Partners III PV LP, Onex Partners III Select LP and Onex Partners III GP LP, dated July 19, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form S-1 Registration Statement (Registration No. 333-217091) filed by Emerald Expositions Events, Inc. with the Securities and Exchange Commission on April 10, 2017).

6	Stockholders Letter Agreement, dated as of June 29, 2020, by and among Emerald Holding, Inc. and Onex Partners III LP, Onex Partners III GP LP, Onex US Principals LP, Onex Partners III PV LP, Onex Expo SARL, Onex Partners III Select LP and Onex Advisor Subco III LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 30, 2020).

7	Stockholders Letter Agreement, dated as of June 29, 2020, by and among Emerald Holding, Inc. and Onex Partners V LP and OPV Gem Aggregator LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 30, 2020).

CUSIP No. 92766K106	13D	Page 34 of 38 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2020

ONEX CORPORATION

By:	/s/ David Copeland
Name: David Copeland
Title: Managing Director - Tax

ONEX PARTNERS III GP LP
By: Onex Partners GP Inc., its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Vice President

ONEX PARTNERS GP INC.
By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Vice President

ONEX US PRINCIPALS LP
By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PARTNERS III PV LP
By: Onex Partners III GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Managing Director

CUSIP No. 92766K106	13D	Page 35 of 38 pages

ONEX PARTNERS III SELECT LP
By: Onex Partners III GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Managing Director

ONEX PARTNERS III LP
By: Onex Partners III GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Managing Director

ONEX EXPO SARL

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Type A Manager

ONEX PARTNERS MANAGER GP ULC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Managing Director

ONEX PARTNERS MANAGER LP
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Managing Director

CUSIP No. 92766K106	13D	Page 36 of 38 pages

ONEX PRIVATE EQUITY HOLDINGS LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX AMERICAN HOLDINGS GP LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX AMERICAN HOLDINGS SUBCO LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

OAH WIND LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

EXPO EI LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

EXPO EI II LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

CUSIP No. 92766K106	13D	Page 37 of 38 pages

EXPO EI III LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX ADVISOR SUBCO III LLC

By:	/s/ Joel Greenberg
Name: Joel Greenberg
Title: Director

1597257 ONTARIO INC.

By:	/s/ Michelle Iskander
Name: Michelle Iskander
Title: Secretary

NEW PCO II INVESTMENTS LTD.

By:	/s/ Michelle Iskander
Name: Michelle Iskander
Title: Secretary

By:	/s/ Andrea E. Daly
Gerald W. Schwartz, by Andrea E. Daly, attorney-in-fact pursuant to a power of attorney incorporated herein by reference from the Schedule 13G/A with respect to Fly Leasing Limited filed by Mr. Schwartz and other reporting persons on April 3, 2017

ONEX PARTNERS CANADIAN GP INC.

By:	/s/ David Copeland
Name: David Copeland
Title: Vice President

By:	/s/ Derek MacKay
Name: Derek MacKay
Title: Vice President

CUSIP No. 92766K106	13D	Page 38 of 38 pages

ONEX PARTNERS V GP LIMITED

By:	/s/ Kosty Gilis

Name:	Kosty Gilis
Title:	Authorized Person

OPV GEM AGGREGATOR LP.
By: Onex Partners V GP Limited, its General Partner,

By:	/s/ Kosty Gilis

Name:	Kosty Gilis
Title:	Authorized Person

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Onex Partners V GP Limited, Onex Partners, Onex Corporation, Onex Expo SARL, Onex Advisor Subco III LLC, Onex Partners Manager GP ULC, Onex Partners GP Inc., Onex Private Equity Holdings LLC, Onex American Holdings GP LLC, Onex American Holdings Subco LLC, OAH Wind LLC, Expo EI LLC, Expo EI II LLC, Expo EI III LLC, 1597257 Ontario Inc., New PCo II Investments Ltd. and Onex Partners Canadian GP Inc. are set forth below.

Onex Corporation

Name	Present Principal Occupation or Employment	Citizenship
Gerald W. Schwartz	Chairman of the Board, President, Chief Executive Officer and Director	Canada
Ewout R. Heersink	Director and Senior Managing Director	Canada
Anthony Munk	Senior Managing Director	Canada
Seth M. Mersky	Senior Managing Director	United States of America
Robert Le Blanc	Senior Managing Director	United States of America
Christopher A. Govan	Senior Managing Director – Chief Financial Officer	Canada
Andrea E. Daly	Managing Director, General Counsel and Secretary	Canada
David W. Copeland	Managing Director – Finance	Canada
Daniel Casey	Director	Canada
William A Etherington	Director	Canada
Mitchell Goldhar	Director	Canada
Serge Gouin	Director	Canada
Arianna Huffington	Director	United States of America
John B. McCoy	Director	United States of America
J. Robert S. Prichard	Director	Canada
Heather M. Reisman	Director	Canada
Arni Thorsteinson	Director	Canada
Beth Wilkinson	Director	United States of America

Onex Expo SARL

Name	Present Principal Occupation or Employment	Citizenship
Joshua Hausman	Type A Manager	United States of America
John T. McCoy	Type A Manager	United States of America
Sascha Groll	Type B Manager	Luxembourg
Eric Lie	Type B Manager	Luxembourg

Onex Advisor Subco III LLC

Name	Present Principal Occupation or Employment	Citizenship
Joel Greenberg	Attorney	United States of America
Marci Settle	Attorney	United States of America

Onex Partners Manager GP ULC

Name	Present Principal Occupation or Employment	Citizenship
Robert Le Blanc	Director and Senior Managing Director	United States of America
Matthew Ross	Director, Managing Director and Secretary	United States of America
Yonah Feder	Chief Compliance Officer	United States of America
Andrea E. Daly	General Counsel	Canada
Todd Clegg	Managing Director	United States of America
Laurence Goldberg	Managing Director	United States of America
Joshua Hausman	Managing Director	United States of America
Amir Motamedi	Managing Director	Canada
Nehal Hakim	Managing Director	Canada
Sam Camens	Managing Director	United States of America

Onex Partners GP Inc.

Name	Present Principal Occupation or Employment	Citizenship
Robert Le Blanc	Director and President	United States of America
Matthew Ross	Director and Vice President	United States of America
David W. Copeland	Vice President	Canada
Joshua Hausman	Vice President	United States of America

Onex Private Equity Holdings LLC

Name	Present Principal Occupation or Employment	Citizenship
Matthew Ross	Director	United States of America
Joshua Hausman	Director	United States of America
John T. McCoy	Director	United States of America

Onex American Holdings GP LLC

Name	Present Principal Occupation or Employment	Citizenship
Matthew Ross	Director & Representative	United States of America
Joshua Hausman	Director & Representative	United States of America
John T. McCoy	Director & Representative	United States of America

Onex American Holdings Subco LLC

Name	Present Principal Occupation or Employment	Citizenship
Matthew Ross	Director	United States of America
Joshua Hausman	Director	United States of America
John T. McCoy	Director	United States of America

OAH Wind LLC

Name	Present Principal Occupation or Employment	Citizenship
Matthew Ross	Director & Representative	United States of America
Joshua Hausman	Director & Representative	United States of America
John T. McCoy	Director & Representative	United States of America

Expo EI LLC

Name	Present Principal Occupation or Employment	Citizenship
Matthew Ross	Director & Representative	United States of America
Joshua Hausman	Director & Representative	United States of America
John T. McCoy	Director & Representative	United States of America

Expo EI II LLC

Name	Present Principal Occupation or Employment	Citizenship
Matthew Ross	Director & Representative	United States of America
Joshua Hausman	Director & Representative	United States of America
John T. McCoy	Director & Representative	United States of America

Expo EI III LLC

Name	Present Principal Occupation or Employment	Citizenship
Matthew Ross	Director & Representative	United States of America
Joshua Hausman	Director & Representative	United States of America

1597257 Ontario Inc.

Name	Present Principal Occupation or Employment	Citizenship
Gerald W. Schwartz	Director & President	Canada
Christopher A. Govan	Chief Financial Officer	Canada
Lori Shapiro	Vice President	Canada
Michelle Iskander	Secretary	Canada
David W. Copeland	Managing Director—Tax	Canada

New PCo II Investments Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Gerald W. Schwartz	Director & President	Canada
Christopher A. Govan	Vice President	Canada
Lori Shapiro	Vice President	Canada
Michelle Iskander	Secretary	Canada

Onex Partners Canada GP Inc.

Name	Present Principal Occupation or Employment	Citizenship
Christopher A. Govan	Director and President	Canada
David W. Copeland	Director and Vice President	Canada
Seth M. Mersky	Vice President	United States of America
Ewout R. Heersink	Vice President	Canada
Andrea E. Daly	Vice President and Secretary	Canada
Derek Mackay	Vice President	Canada

Onex Partners V GP Limited

Name	Present Principal Occupation or Employment	Citizenship
Christopher A. Govan	Director	Canada
Nigel S. Wright	Director	Canada
Matthew Ross	Director	United States of America